NEWS RELEASE
1660 Wynkoop St., Suite 1000 Denver, Colorado 80202-1132 PHONE: 303-573-1660 FAX: 303-595-9385 E-MAIL: royalgold@royalgold.com www.royalgold.com
ROYALGOLD, INC.

FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION CONTACT:

Stanley Dempsey, Chairman, CEO and President
or
Karen Gross, Vice President & Corporate Secretary
(303) 573-1660

ROYAL GOLD COMPLETES AN OFFERING OF COMMON STOCK

     DENVER, COLORADO.  JULY 11, 2002.  ROYAL GOLD, INC. (NASDAQ: RGLD; TSX: RGL) today announced that the Company has sold 500,000 shares of common stock in a negotiated transaction resulting in gross proceeds of $6,875,000. The shares were sold, by use of a prospectus supplement, to Acqua Wellington North American Equities Fund, Ltd., at a price of $13.75 per share.

Stanley Dempsey, Chairman, CEO and President, said "the proceeds from this offering will be used to advance our royalty acquisition program and allow us to maintain a strong working capital position."

     Royal Gold is the largest U.S.-based royalty company engaging in the acquisition and management of precious metals royalty interests. Royal Gold is publicly traded on the NASDAQ National Market System, under the symbol "RGLD" and on the Toronto Stock Exchange, under the symbol "RGL." The Company's web page is located at www.royalgold.com.

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